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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Genitope Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37229P507
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37229P507

1	NAMES OF REPORTING PERSONS: CPMG, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-0616887

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		4,335,988

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,335,988

WITH:	8	SHARED DISPOSITIVE POWER:

		1,788,831

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,124,819

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/CO

2

CUSIP No.	37229P507

1	NAMES OF REPORTING PERSONS: Edward W. Rose III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		4,335,988

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,335,988

WITH:	8	SHARED DISPOSITIVE POWER:

		1,788,831

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,124,819

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

3

     This Amendment No. 4 to Schedule 13G is filed by and on behalf of CPMG, Inc. and Edward W. Rose III to amend and supplement that certain Schedule 13G with respect to shares of common stock of Genitope Corporation, a Delaware corporation, filed by CPMG, Inc., Cardinal Investment Company, Inc. Profit Sharing Plan, and Edward W. Rose III with the Securities and Exchange Commission on August 5, 2005, as amended by Amendment No. 1 to Schedule 13G filed by the reporting persons with the Commission on August 8, 2005, Amendment No. 2 to Schedule 13G filed by the reporting persons with the Commission on February 2, 2006, and Amendment No. 3 to Schedule 13G filed by the reporting persons with the Commission on August 10, 2006 (as amended, the “Schedule 13G”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13G. Except as otherwise provided herein, all Items of the Schedule 13G remain unchanged.
Item 1.
(a)	Name of Issuer

Genitope Corporation

(b)	Address of Issuer’s Principal Executive Offices

525 Penobscot Drive, Redwood City, California 94063
Item 2.
(a)	Name of Person Filing
     This statement is jointly filed by and on behalf of CPMG, Inc. (“CPMG”) and Edward W. Rose III.
     CPMG serves as an investment adviser and/or manager to other persons. CPMG may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons. Mr. Rose is the sole director of CPMG. Mr. Rose may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of each of CPMG.
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
     The address of the principal business office of each of the reporting persons is 500 Crescent Court, Suite 250, Dallas, Texas 75201.
(c)	Citizenship
     See the disclosure provided in response to Item 4 on the attached cover page(s).

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share, of Genitope Corporation

(e)	CUSIP Number

37229P507

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(b)	Percent of class:

See the disclosure provided in response to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5% or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable

Item 8.	Identification and Classification of Members of the Group
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10.	Certifications
     (a) Not Applicable
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

CPMG, Inc.
By:	/s/ Kent McGaughy
Name:	Kent McGaughy
Title:	President
Date:	February 14, 2007

Edward W. Rose III
By:	/s/ Debbie Crady
Name:	Debbie Crady
Title:	Attorney-in-Fact
Date:	February 14, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
24.1	Power of Attorney dated August 10, 2006 of CPMG, Inc.

24.3	Power of Attorney dated August 10, 2006 of Edward W. Rose III

99.1	Joint Filing Agreement dated August 10, 2006 among CPMG, Inc., Cardinal Investment Company, Inc. Profit Sharing Plan, and Edward W. Rose III